RECD S.E.C.

FEB 26 2007

603



07002181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65594

FACING PAGE

ıired of Brokers and Dealers Pursuant to Section 17 of the
Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **TurningBlock Capital, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

137 Rowayton Avenue Suite 440.
(No. and Street)

Rowayton	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. McCarty 203 838-8222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Osman, Franklin Allan
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road Suite 300	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AFFIRMATION

I, ~~John C. McCarty~~ SIMON W. FRANK, affirm that, to my knowledge and belief, the accompanying financial statements for the year ending December 31, 2006 and supplemental schedules pertaining to TurningBlock Capital, LLC as of December 31, 2006 are true and correct. I further affirm that neither the Limited Liability Company nor any member has any proprietary interest in any account classified solely as that of a customer.



Signature 2/23/07 Date

Member and Managing Partner

Subscribed and Sworn to before me
on this 23rd day of February, 2007



Notary Public

TurningBlock Capital, LLC

This report contains (check all applicable boxes) :

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Members Capital
( )	(f)	Statement of Changes in Liability Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Note Required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not Applicable).
(x)	(l)	An Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5

TurningBlock Capital, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
185 Great Neck Road Suite 300
Great Neck, NY 11021

PHONE: (516) 829-0750 FAX: (516) 829-0708
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TurningBlock Capital, LLC
137 Rowayton Avenue
Rowayton, CT 06853

I have audited the following financial statements of TurningBlock Capital, LLC for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

These financial statements and the supplemental schedules discussed below are the responsibility of the Limited Liability Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of TurningBlock Capital, LLC at December 31, 2006, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit also comprehended the following supplemental schedules of the Limited Liability Company as of December 31, 2006.

In my opinion, such supplemental schedules, when considered in relation to the basic financial statements, present fairly, in all material respects, the information shown therein in conformity with the rules under the Securities Exchange Act of 1934.

Great Neck, NY
February 05, 2007

TurningBlock Capital, LLC

Statement of Financial Condition

December 31, 2006

ASSETS

CURRENT ASSETS

Cash - Bank		$ 14,584
Investment Brokerage Futures (Goldman Sachs)		20
		14,604
Receivable Brokerage accounts		398,857
Options (long)		75
Marketable securities, (long) at market value		992,330
Office Equipment	$33,532	
Less: Depreciation	30,279	3,253
		1,409,119

OTHER ASSETS

Exchange membership – Chicago Board of Trade (at cost)		1,300,000
Security deposit		10,000
Total Assets		$2,719,119

CURRENT LIABILITIES AND CAPITAL INVESTMENTS

Accounts Payable		$ 2,232
Marketable securities, (short) at market value		38,252
Accrued liability		4,000
Data feed contractual fee		9,900
		54,384
Capital investment	$4,524,541	
Retained earning	(1,859,806)	
		2,664,735
Total liabilities and capital investments		$2,719,119

See accompanying notes to financial statements

TurningBlock Capital, LLC

Statement of Operations

Year Ended December 31, 2006

Income		
Commission income		$ 95,467
Income on sale of securities (net of commissions)		55,441
Exchange seat lease income		14,375
Rebates on shorts		1,727
Other income		3,664
		170,674
Expenses		
Clearing fees	$ 38,800	
Commission broker expense	136,922	
Exchange, SEC and other fees	38,054	
Employee wages	126,064	
Payroll tax expense	10,178	
Professional fees – Outside services	27,444	
Data feeds	53,256	
Other taxes	1,337	
Depreciation	1,957	
Payroll service fees	2,790	
Office supplies and printing	5,064	
Rent	23,400	
Telephone	7,014	
Security and compliance	5,339	
Computer maintenance & equipment	15,213	
Insurance	42,247	
Utilities	1,625	
Employee meals	3,461	
Travel	5,638	
Bank fees and Miscellaneous	279	
		546,082
Income/(loss) from operations		(375,408)
Interest income	$ 11,445	
Dividend income	7,008	
		18,453
Net Income/(loss)		($ 356,955)

See accompanying notes to financial statements.

TurningBlock Capital, LLC

Statement of Changes in Members Capital

Year Ended December 31, 2006

	Member Capital
Balance, January 01, 2005	$1,474,690
Contributions	1,547,000
Net (loss)	(356,955)
Balance, December 31, 2005	$ 2,664,735

See accompanying notes to financial statements

TurningBlock Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities:	
Net (loss)	($ 356,955)
Changes in operating assets and liabilities:	
Capital contribution	1,547,000
Investment in Chicago Board of Trade	1,300,000
Marketable securities owned	2,497,123
Accrued expenses and other liabilities	16,100
Depreciation	1,957
Net cash provided by operating activities	10,979
Increase in cash	10,979
Cash, beginning	3,605
Cash, ending	$ 14,584

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 0.
Income taxes	$ ---

See accompanying notes to financial statements

Franklin A. Osman
Certified Public Accountant

TurningBlock Capital, LLC

Notes to Financial Statement

Year ended December 31, 2006

1. Summary of Significant Accounting Policies:

The company was registered as a Limited Liability Company in the State of Connecticut on April 8, 2002 and is engaged as a securities broker dealer. The company is registered with the Securities and Exchange Commission and has been approved as a member of the NASD.

Securities transactions and related expenses are recorded on a settlement date basis. The company clears all securities transactions through Goldman Sachs execution and clearing services on a fully disclosed basis.

Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Income Taxes:

The company is treated as a Partnership for income tax purposes. The net income or loss for the year flows through to the members of the company and is reported on their personal income tax returns. No provision has been made for federal or state income taxes as a result.

3. Brokerage Licenses:

The company is a registered Broker/Dealer and a member of the NASD.

4. Commitments and Contingencies:

a) The company entered into an operating lease for its office space on a monthly basis. Thirty day notice is required of either party to end the lease. Current lease payments are deducted as paid.

b) Fees; The company uses Goldman Sachs execution and clearing services to process its securities transactions and to provide custodial and other services. The company pays a fee on a per transaction basis for securities transactions and interest on balances due to Goldman Sachs execution and clearing services

c) The company entered into a binding contract with Thompson Financial Services to have them provide at a monthly subscription fee of $900, for informational services. The agreement is fixed for twelve months, and renews automatically on November 30th, if not cancelled by either party. TurningBlock Capital, LLC is the principle obligor, and is responsible for the fees for the balance of the current contract. Therefore a liability of eleven months fees ($9,900) was accrued for this report.

5. Capital investment

The company has purchased a membership seat on the Chicago Board of Trade. This investment is carried at cost. The seat is leased and the income derived there from is reported net of costs.

6. Net Capital Requirements:

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first year of operations). At December 31, 2006, the company had net capital of $1,204,442 pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was $1,104,442 in excess of its anticipated required net capital of $100,000. The company's net capital ratio of aggregate indebtedness to net capital was 0.04924 to 1.

TurningBlock Capital, LLC

Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-3

As of December 31, 2006

Member's equity		$ 2,664,735
Total Capital		2,664,735
Nonallowable assets and other capital charges:		
Blanket bond policy deductible		4,000
Investment in membership Chicago Board of Trade		1,300,000
Capitalized equipment net of depreciation		3,253
Total nonallowable assets and other capital charges		1,307,253
Tentative net capital before securities haircuts		1,357,482
Securities haircuts (15%)	$148,850	
Securities haircut of positions which exceed Ten percent of net capital (15%)	4,190	153,040
Net capital		$ 1,204,442
Aggregate indebtedness:		
Accrued expenses and other liabilities		$ 54,384
Minimum capital required (the greater of 6-2/3% of Aggregate indebtedness or $100,000)		$ 100,000
Capital in excess of minimum requirements		$ 1,104,442
Ratio of aggregate indebtedness to net capital		0.04924 to 1

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT
185 Great Neck Road Suite 300
Great Neck, NY 11021-3312

PHONE: (516) 829-0750 FAX: (516) 829-0708
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors'

Report on Internal Control Structure

Required by SEC Rule 17a-5

TurningBlock Capital, LLC
137 Rowayton Avenue
Rowayton, CT 06853

In planning and performing our audit of the financial statements of TurningBlock Capital, LLC for the period ended December 31, 2006, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TurningBlock Capital, LLC that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

TurningBlock Capital, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by TurningBlock Capital, LLC employees are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by three individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does no reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that TurningBlock Capital, LLC's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. In addition, it was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005, and further, no facts came to my attention indicating that it was not in compliance with such conditions during the period from January 01, 2006 to December 31, 2006.

This report is intended solely for the use of TurningBlock Capital, LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Franklin A. Osman, CPA

February 7, 2007

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

185 Great Neck Road Suite 300
Great Neck, NY 11021

PHONE: (516) 829-0750 FAX: (516) 829-0708
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2006

TurningBlock Capital, LLC
137 Rowayton Avenue
Rowayton, CT 06853

In performing my audit of TurningBlock Capital, LLC for the period ended December 31, 2005, I made two adjustments that affected the December 31, 2006 focus report Form X-17A-5.

1. The accrual for Thompson Financial data feed was overstated by $33,884. This resulted in the company's expenses and liability to be overstated by that amount.

2. No depreciation expense was taken. This resulted in the company's expenses to be understated by $1,957, and its assets overstated by that amount.

Owners Equity per December 31, 2006 Focus Report		$2,632,808
Overstated data feed expense	$ 33,884	
Understated depreciation expense	(1,957)	31,927
Owners Equity per Audit		$2,664,735

Franklin A. Osman, CPA

END